SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files

September 24, 2009

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .........X........ Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ............ No .....X....

This report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Form F-3, file number 333-136811, 333-147762 and 333-152738.

Explanatory Note

The unaudited financial information furnished in this report on Form 6-K supplements the unaudited financial information furnished on Form 6-K on September 1, 2009.  The unaudited financial information included herein does not amend or restate the information furnished on September 1, 2009.

Index

Consolidated Balance Sheets as of June 30, 2009 (unaudited) and December 31, 2008	1

Consolidated Statement of Income (Unaudited) for the periods ended June 30, 2009 and 2008	2

Consolidated Statement of Shareholders' Equity for the period ended June 30, 2009 (Unaudited)	3

Consolidated Statements of Cash Flows (Unaudited) for the periods ended June 30, 2009 and 2008	4

Notes to Consolidated Interim Financial Statements	5

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of June 30, 2009 (unaudited) and December 31, 2008
(in thousands of euros unless otherwise noted)

ASSETS	Notes	06-30-2009	12-31-2008
Current assets
Cash and cash equivalents	2	4,668	13,827
Net Trade accounts and notes receivable		12,864	14,611
Other receivables		466	951
Inventories	3	4,495	4,023
Deferred tax assets		315	322
Other assets, current portion		724	909
Short-term investment	2	8,938	1,143
Total current assets		32,471	35,786
Other assets, non-current		1,095	1,330
Property and equipment, net		3,503	3,763
Intangible assets, net		96	102
Goodwill		2,412	2,412
Deposits and other non-current assets		458	471
Total assets		40,036	43,863
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable		5,045	6,046
Deferred revenues, current portion		743	704
Social security and other payroll withholdings taxes		740	770
Income taxes payable		112	38
Other accrued liabilities		4,097	4,358
Short-term borrowings	4	1,307	1,753
Current portion of capital lease obligations	5	782	708
Current portion of long-term debt	6	148	79
Total current liabilities		12,975	14,457
Deferred revenues, non current		455	582
Capital lease obligations, non current	5	1,566	1,311
Convertible debentures carried at fair value	6	9,199	8,901
Financial instruments carried at fair value	6	527	447
Long-term debt, non current	6	375	152
Other long-term liabilities		803	822
Total liabilities		25,900	26,672
Shareholders’ equity
Common stock, €0.13 par value;
10,361,556 shares issued and 9,937,816 shares outstanding ; 10,006,333 shares issued and 9,582,593 shares outstanding
at June 30, 2009 and at December 31, 2008, respectively		1,347	1,301
Additional paid-in capital		27,627	27,145
Retained earnings		(10,296)	(6,668)
Cumulative other comprehensive loss		(3,242)	(3,285)
Treasury stock, at cost; 423,740 shares at June 30, 2009 and at December 31, 2008		(1,301)	(1,301)
Total shareholders’ equity		14,135	17,191
Total liabilities and shareholders’ equity		40,036	43,863

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
For the periods ended June 30, 2009 and 2008
(in thousands of euros unless otherwise noted)

	Notes	6 months 2009	6 months 2008
Sales of goods		6,539	4,243
Sales of RPPs & leases		2,847	2,314
Sales of spare parts and services		2,752	2,816
Total sales		12,138	9,373
Warrants granted		—	—
Total net sales		12,138	9,373
Other revenues		39	92
Total revenues		12,177	9,465

Cost of goods		(3,659)	(2,847)
Cost of RPPs & leases		(1,450)	(1,203)
Cost of spare parts and services		(1,767)	(1,585)
Total cost of sales		(6,877)	(5,635)

Gross profit		5,301	3,830

Research and development expenses		(1,998)	(2,087)
Selling and marketing expenses		(3,087)	(2,680)
General and administrative expenses		(2,004)	(2,003)

Non-recurring operating expenses		—	—
Loss from operations		(1,789)	(2,940)
Financial (expense) income, net	8	(1,461)	4,812
Foreign currency exchange gain (loss), net		(313)	(66)
Other income (expense), net		(1)	8
Income (loss) before taxes		(3,564)	1,814
Income tax (expense) benefit		(63)	184
Net income (loss)		(3,627)	1,998
Basic net earnings (loss) per share		(0.36)	0,22
Basic weighted average shares outstanding		9,937,816	9,200,757
Diluted net earnings (loss) per share (1)		(0.36)	0,22
Diluted weighted average shares outstanding (1)		9,949,591	9,276,459

(1) Due to the net losses in 2009, the assumed net exercise of stock options/warrants and stock relating to the convertible bonds in this year was excluded, as the effect would have been anti-dilutive.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the period ended June 30, 2009 (unaudited)
(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumula- tive Other Compre-hensive Income (loss)	Treasury Stock	Total
Balance as of December 31, 2008	9,582,593	1,301	27,145	(6,668)	(3,285)	(1,301)	17,191
Net income				(3,627)			(3,627)
Translation adjustment					44		44
Warrants and stock options granted			189				189
Capital increase	355,223	46	292				338
Provision for retirement indemnities
Balance as of June 30, 2009	9,937,816	1,347	27,627	(10,296)	(3,242)	(1,301)	14,135

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the periods ended June 30, 2009 and June 30, 2008
(in thousands of euros unless otherwise noted).

	6 months 2009	6 months 2008
Cash flows from operating activities
Net income (loss)	(3,627)	1,998
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,208	1,218
Change in fair value on Convertible Debentures	461	(2,913)
Change in fair value on Investors Warrants and Placement Agent Warrants	92	(2,727)
Other Non-cash compensation	189	330
Change in allowances for doubtful accounts & slow-moving inventories	(514)	130
Change in long-term provisions	11	(116)
Net capital loss on disposals of assets	27	13
Deferred tax expense/(benefit)	(24)	(63)
Operating cash flow	(2,177)	(2,130)
Increase/Decrease in operating assets and liabilities:
Decrease/(Increase) in trade accounts and notes and other receivables	1,642	111
Decrease/(Increase) in inventories	(725)	(366)
Decrease/(Increase) in other assets	416	248
(Decrease)/Increase in trade accounts and notes payable	(976)	(1,619)
(Decrease)/Increase in accrued expenses, other current liabilities	91	121
Net increase/decrease in operating assets and liabilities	448	(1,505)
Net cash used in operating activities	(1,730)	(3,635)

Cash flows from investing activities
Additions to capitalized assets produced by the Company	(220)	(155)
Net proceeds from sale of leased back assets	789	496
Acquisitions of property and equipment	(110)	(349)
Acquisitions of intangible assets	(12)	(44)
Acquisitions of short term investments	(8,358)	(10,397)
Net proceeds from sale of assets	—	—
Increase in deposits and guarantees	(13)	(5)
Reimbursement of deposits and guarantees	—	—
Net cash used in investing activities	(7,924)	(10,454)
Cash flow from financing activities
Proceeds from capital increase	338	—
Proceeds from long term borrowings, net of financing costs	393	—
Repayment of long term borrowings	(65)	(38)
Repayment of obligations under capital leases	(459)	(299)
Increase/(decrease) in bank overdrafts and short-term borrowings	(446)	(266)
Net cash used in financing activities	(239)	(603)
Net effect of exchange rate changes on cash and cash equivalents	733	(90)
Net increase/(decrease) in cash and cash equivalents	(9,159)	(14,793)
Cash and cash equivalents at beginning of year	13,827	17,523
Cash and cash equivalents at end of period	4,668	2,740

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1-1 Nature of operations

EDAP TMS S.A. and its subsidiaries (‘‘the Company’’) are engaged in the development, production, marketing, distribution and maintenance of a portfolio of minimally-invasive medical devices for the treatment of urological diseases. The Company currently produces devices for treating stones of the urinary tract, benign prostatic hyperplasia and localized prostate cancer. Net sales consist primarily of direct sales to hospitals and clinics in France and Europe, export sales to third-party distributors and agents, and export sales through subsidiaries based in Italy and Asia.

The Company purchases the majority of the components used in its products from a number of suppliers but for some components, relies on a single source. Delay would be caused if the supply of these components or other components was interrupted and these delays could be extended in certain situations where a component substitution may require regulatory approval. Failure to obtain adequate supplies of these components in a timely manner could have a material adverse effect on the Company’s business, financial position and results of operation.

1-2 Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (‘‘US GAAP’’) requires management to make estimates and assumptions, such as business plans, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1-3 Consolidation

The accompanying consolidated financial statements include the accounts of EDAP TMS S.A. and all its domestic and foreign owned subsidiaries, which include EDAP TMS France SAS (formerly "Technomed Medical Systems S.A."), EDAP Technomed Inc., Edap Technomed Sdn Bhd, Edap Technomed Italia S.R.L, EDAP Technomed Co. Ltd. (formerly Nippon Euro Edap Technomed KK) and EDAP TMS Gmbh (formerly EDAP GmbH). Edap Technomed Sdn Bhd was incorporated in early 1997. Edap Technomed Co. Ltd. was created in late 1996.  EDAP TMS Gmbh was created in July 2006. EDAP SA, a subsidiary incorporating HIFU activities merged all of its activity into EDAP TMS France SAS in 2008. All intercompany transactions and balances are eliminated in consolidation

1-4 Revenue recognition

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. The Company provides training and provides a minimum of one-year warranty upon installation. The Company accrues for the estimated training and warranty costs at the time of sale. Revenues related to disposables are recognized when goods are delivered.

DAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Sales of RPPs and leases:

Revenues related to the sale of Ablatherm treatments invoiced on a ‘‘Revenue-Per-Procedure’’ (‘‘RPP’’) basis are recognized when the treatment procedure has been completed. Revenues from devices leased to customers under operating leases are recognized on a straight-line basis.

Sales of spare parts and services:

Revenues related to spare parts are recognized when goods are delivered. Maintenance contracts rarely exceed one year and are recognized on a linear basis. Billings or cash receipts in advance of services due under maintenance contracts are recorded as deferred revenue.

1-5 Shipping and handling costs

The Company recognizes revenue from the shipping and handling of its products as a component of revenue. Shipping and handling costs are recorded as a component of cost of sales.

1-6 Cash equivalents and short term investments

Cash equivalents are cash investments which are highly liquid and have initial maturities of 90 days or less.

Cash investments with a maturity higher than 90 days are considered as short-term investments.

1-7 Accounts Receivables

Accounts receivables are stated at cost net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debt based on our collection efforts, aging of accounts receivables and other known factors.

1-8 Inventories

Inventories are valued at the lower of manufacturing cost, which is principally comprised of components and labor costs, or market (net realizable value). Cost is determined on a first-in, first-out basis for components and spare parts and by specific identification for finished goods (medical devices). The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow moving, first based on a detailed comparison between quantity in inventory and historical consumption and then based on case-by-case analysis of the difference between the cost of inventory and the related estimated market value.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-9 Property and equipment

Property and equipment is stated at historical cost. Depreciation and amortization of property and equipment are calculated using the straight-line method over the estimated useful life of the related assets, as follows:

Leasehold improvements..................................... 10 years or lease term if shorter
Equipment .............................................................. 3-10 years
Furniture, fixtures, fittings and other ................. 2-10 years

Equipment includes industrial equipment and research equipment that has alternative future uses. Equipment also includes devices that are manufactured by the Company and leased to customers through operating leases related to Revenue-Per-Procedure transactions and devices subject to sale and leaseback transactions. This equipment is depreciated over a period of seven years.

1-10 Long-lived assets

The Company reviews the carrying value of its long-lived assets, including fixed assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the assets (or the Group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the assets, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

1-11 Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized but instead tested annually for impairment or more frequently when events or change in circumstances indicate that the assets might be impaired by comparing the carrying value to the fair value of the reporting units to which it is assigned. Under Statement of Financial Accounting Standards 142, “Goodwill and other intangible assets”, the impairment test is performed in two steps. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting units goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. For the purpose of any impairment test, the Company relies upon projections of future undiscounted cash flows and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products.

Changes in market conditions could have a major impact on the valuation of these assets and could result in additional impairment losses.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Intangible assets consist primarily of purchased patents relating to lithotripters, purchased licenses, a purchased trade name and a purchased trademark. The basis for valuation of these assets is their historical acquisition cost. Amortization of intangible assets is calculated by the straight-line method over the shorter of the contractual or estimated useful life of the assets, as follows:

Patents .................................................................... 5 years
Licenses................................................................... 5 years
Trade name and trademark ................................... 7 years

1-12  Treasury Stocks

Treasury stock purchases are accounted for at cost. The sale of treasury stocks is accounted for using the first in first out method. Gains on the sale or retirement of treasury stocks are accounted for as additional paid-in capital whereas losses on the sale or retirement of treasury stock are recorded as additional paid-in capital to the extent that previous net gains from sale or retirement of treasury stocks are included therein; otherwise the losses shall be recorded to accumulated benefit (deficit) account. Gains or losses from the sale or retirement of treasury stock do not affect reported results of operations.

1-13 Warranty expenses

The Company generally provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income.

1-14 Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, ‘‘Accounting for Income Taxes’’ Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. In accordance with SFAS No. 109, no provision has been made for income or withholding taxes on undistributed earnings of foreign subsidiaries, such undistributed earnings being permanently reinvested.

As of January 1, 2007, the Company adopted FIN48 "Accounting for uncertainty in income tax". Under FIN48, the measurement of a tax position that meets the more-likely-that-not recognition threshold must take into consideration the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances and information available at the reporting date.

1-15 Research and development costs

Research and development costs are recorded as an expense in the period in which they are incurred.

The French government provides tax credits to companies for annual increased spending for innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not utilized, are recoverable in cash.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-16 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred.

1-17 Foreign currency translation and transactions

Translation of the financial statements of consolidated companies

The reporting currency of EDAP TMS S.A. for all years presented, is the euro (€).  The functional currency of each subsidiary is its local currency. In accordance with Statement of Financial Accounting Standards No. 52, all accounts in the financial statements are translated into euro from the functional currency at exchange rate as follows:

•	assets and liabilities are translated at year-end exchange rates;

•	shareholders’ equity is translated at historical exchange rates (as of the date of contribution);

•	statement of income items are translated at average exchange rates for the year; and

•	translation gains and losses are recorded in a separate component of shareholders’ equity.

Foreign currencies transactions

Transactions involving foreign currencies are translated into the functional currency using the exchange rate prevailing at the time of the transactions. Receivables and payables denominated in foreign currencies are translated at year-end exchange rates. The resulting unrealized exchange gains and losses are carried to the statement of income.

1-18 Earnings per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The dilutive effects of the Company’s common stock options and warrants is determined using the treasury stock method to measure the number of shares that are assumed to have been repurchased using the average market price during the period, which is converted from U.S. dollars at the average exchange rate for the period.

1-19 Derivative instruments

Financial Accounting Standards Board Statement No. 133 ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (‘‘SFAS 133’’) requires the Company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must classify the hedging instrument, based upon the exposure being hedged, as fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Gains and losses from derivative instruments are recorded in the income statement.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-20 Employee stock option plans

At June 30, 2009, the Company had five stock-based employee compensation plans. The Company adopted SFAS 123R, “Share-Based Payment”, effective January 1, 2006. SFAS 123R requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	06-30-2009	(1)	12-31-2008	(1)	12-31-2007
Weighted-average expected life (years)	—		—		10
Expected volatility rates	—		—		75%
Expected dividend yield	—		—		—
Risk-free interest rate	—		—		4.4%
Weighted-average exercise price (€)	—		—		3.99
Weighted-average fair value of options granted during the year (€)	—		—		3.43

(1) The Company did not make any grants during the years 2008 and 2009.

1-21 Convertible debentures and detachable warrants

Convertible Debentures

On October 29, 2007, the Company issued $20 million in aggregate principal amount of non-secured, convertible debentures with detachable warrants. See Note 14 for further discussion. At the inception date, the Company elected to measure the instrument and the embedded derivatives in their entirety at fair value, with changes in fair value reported in the income statement under financial income, pursuant to §16 of SFAS 133, as amended by SFAS 155. Thus, the convertible debentures together with their embedded derivatives are recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a binomial valuation model to measure the fair value of the Investor Warrants and a binomial valuation model with a Company specific credit spread to measure the fair value of the convertible debentures.

Warrants:

As part of the October 2007 $20 million issuance of the 9% Senior Convertible Debentures, we issued warrants to both the investors in the convertible debentures and to the bank that assisted us as the Placement Agent. See Note 14 for further discussion.

In accordance with EITF 00-19, the warrants issued to the investors in the convertible debentures (“Investor Warrants”) and the Placement Agent (“Placement Agent Warrants”) are classified as a liability because the Company may be required to net-cash and settle them upon the occurrence of certain events outside the control of the Company. We accounted for the Investor Warrants based on their fair value at inception date, with subsequent changes in fair value recorded as financial earnings (or loss) as each balance sheet date. We used a binomial pricing model to determine the fair value of the Investor Warrants: the binomial model was developed to capture the specific nature of this instrument, and in particular the possibility the holder may exercise the call option at any time from the inception date. The application of

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

the model to the warrants therefore requires the use of subjective assumptions, including historical share price volatility, the expected life of the warrants and our risk-free interest rate, and the liquidity discount factor. A change in one or more of these assumptions could result in a material change to the estimated fair value of the vested warrants.

The warrants issued to the Placement Agent as partial consideration for placing the convertible debentures recorded as a liability, with changes in fair value at each balance sheet date reflected in financial income. We used the Black-Scholes option-pricing model to determine the fair value of the Placement Agent Warrants. The application of the model to the warrants at inception date therefore required the use of subjective assumptions, including historical share price volatility, the expected life of the warrants and our risk-free interest rate.

1-22 Leases and Sales and leaseback transactions

In accordance with SFAS 13, Accounting for Leases, we classify all leases at the inception date as either a capital lease or an operating lease. A lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:

-	Ownership is transferred to the lessee by the end of the lease term;
-	The lease contains a bargain purchase option;
-	The lease term is at least 75% of the property's estimated remaining economic life;
-	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

We enter into sale and leaseback transactions from time to time. In accordance with SFAS 13 and EITF 93-8, any profit or loss on the sale is deferred and amortized prospectively over the term of the lease, in proportion to the leased asset if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

2—CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following:

	06-30-2009	12-31-2008
Total cash and cash equivalents	4,668	13,827
Short term investments	8,938	1,143
Total cash and short term investments	13,606	14,970

Short term investments are monetary investments in liquid cash mutual fund securities.

3—INVENTORIES

Inventories consist of the following:

	06-30-2009	12-31-2008
Components, spare parts	3,683	4,541
Work-in-progress	975	592
Finished goods	490	302
Total gross inventories	5,149	5,435
Less: provision for slow-moving inventory	(654)	(1,412)
Total	4,495	4,023

4—SHORT-TERM BORROWINGS

As of June 30, 2009, short-term borrowings consist of €307 thousand of account receivables factored and for which the Company is supporting the risk of non-collection and loans in euros amounting to €1,000 thousand with the following conditions:

‘000 Euros	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	December 22, 2009	Euribor + 0,5%

5—CAPITAL LEASE OBLIGATIONS

The Company leases certain of its equipment under capital leases. At June 30, 2009, this equipment consists of medical devices for an amount of €2,258 thousand and vehicles for an amount of  €90 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

6—LONG-TERM DEBT

Long-term debt consists of the following:

	06-30-2009	12-31-2008
Japanese yen term loan	523	231
Convertible debentures carried at fair value	9,199	8,901

Investor Warrants	457	392
Placement Agent Warrants	70	55
Financial instruments carried at fair value	527	447

Total	10,249	9,579
Less current portion	(148)	(79)
Total long-term portion	10,101	9,500

Long-term debt at June 30, 2009 matures as follows:

2009	74
2010	148
2011	141
2012	9,343
2013	531
2014	12
Total	10,249

As of June 30, 2009, long-term debt in Japan consists of 2 loans in Yen with the following conditions:

‘000 Yen	Amount	Maturation	Interest rate
Japan	24,169	November 17, 2011	2.87%
	46,668	February 27, 2014	2.00%

As of June 30, 2009, long-term in USD consists of a $20 million convertible debt with warrants, raised on October 29, 2007 through a Private Investment in Public Equity deal with selected investors – see Note 1-21 on the accounting treatment of the convertible debentures and the detachable warrants.

At inception date, the fair value of the convertible debentures and detachable warrants was $20 million. The Company has allocated the proceeds to the fair value of the debt host and the warrants.

The $20 million convertible debt is in the form of 20,000 debentures with a face value of $1,000 and each bond is convertible into shares of common stock at any time at the election of the holder, using a conversion price of $6.57, subject to standard anti-dilution adjustments.

The debentures mature in five years (October 28, 2012) and bear an annual interest rate of 9% payable on a quarterly basis in cash or in common stock, at the option of the company (decision made every quarter) with a 10% discount price over the average market price of common stock.

Investors in the convertible debentures also received an aggregate number of 1,680,000 detachable warrants to purchase one share of common stock for each warrant. The warrants have a six-year term and an exercise price of $6.87, subject to standard anti-dilutive adjustments.

The company also granted to the bank acting as placement agent in the transaction warrants to purchase 188,965 shares of common stock, with a five-year term and the following exercise prices: 121,765 shares at $6.57 and 67,200 shares at $6.87.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Observable and unobservable inputs for fair value measurements:

Given the classification established by FAS157, the following table indicates each input or assumption and the level it belongs to:

Input	FAS157 level	Comment
Share price	Level 1	Quoted price directly linked to the instrument
Risk free rate	Level 2	Observable input
Volatility	Level 3	Unobservable input
Credit Spread	Level 3	Unobservable input
Liquidity discount	Level 3	Unobservable input

Fair Value of  Investor Warrants:

The valuation model of Investor Warrants uses a binomial valuation model to capture the complexity of the instruments, and notably the possibility to exercise the call option at any time from the inception date.

As of December 31, 2008, the binomial model uses the following main assumptions and parameters:

-	Share price at closing date: $1.44
-	Strike price of warrants: $6.87
-	Risk free interest rate at 6 years: 1,71%
-	Share price volatility: 84%
-	Liquidity discount factor: 37.59%

As of June 30, 2009, the binomial model uses the following main assumptions and parameters:

-	Share price at closing date: $1.50
-	Strike price of warrants: $6.87
-	Risk free interest rate at 6 years: 2,24%
-	Share price volatility: 98%
-	Liquidity discount factor: 42.66%

On that basis, the unit fair value of Investor Warrants was $0.32 per warrant as of December 31, 2008, and $0.38 per warrant as of June 30, 2009. The total fair value for the 1,680,000 issued warrants was  $0.545 million at December 31, 2008 and  $0.645 million at June 30, 2009.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Fair Value of the Convertible Debt:

The total fair value of the convertible debt is the aggregate of the fair value of the underlying debt host instrument and the fair value of the embedded derivative (conversion option).

The estimate of the fair value of the underlying debt component is obtained by using the actual interest spread the Company would have had to pay if a straight, unsecured, debt had been raised, with no additional remuneration to lenders in the form of conversion options or warrants. Before and at inception date, the Company conducted an analysis of the terms on a non-convertible, unsecured, conventional debt.  Based on this analysis, a rate of 30% has been used to assess the fair value of the debt host, which represents an interest spread of 26% over the risk-free interest rate at inception date. The present value of the debt host using an effective interest rate of 30% was $10.330 million.

At December 31, 2008 the fair value has been measured considering any changes required in underlying assumptions, and mostly the risk free interest rate and the credit spread. With the support of third-party experts, the Company determined that the spread to be used over the risk-free rate was 30.16%, in line with the increase in risk-aversion on financial markets. The present value of the debt host at December 31, 2008 was $11.083 million.

At June 30, 2009 the fair value has been measured again considering any changes required in underlying assumptions, and mostly the risk free interest rate and the credit spread. The Company considered unchanged at 30.16% the spread to be used over the risk-free rate. The present value of the debt host at June 30, 2009 was $11.840 million.

The valuation model of the conversion option uses a binomial valuation model to capture the complexity of the instrument, and notably the continuous possibility of an arbitrage between holding common shares versus interest bearing bonds.

As of December 31, 2008, the Binomial model uses the following main assumptions and parameters:

-	Share price at closing date: $1.44
-	Strike price of warrants: $6.57
-	Risk free interest rate at 5 years: 1,55%
-	Share price volatility: 84%
-	Liquidity discount factor: 37.59%

As of June 30, 2009, the Binomial model uses the following main assumptions and parameters:

-	Share price at closing date: $1.50
-	Strike price of warrants: $6.57
-	Risk free interest rate at 5 years: 1,79%
-	Share price volatility: 98%
-	Liquidity discount factor: 42.66%

On that basis, the fair value of the conversion option was  $1,305 million ($2.091 million before liquidity discount) as of December 31, 2008, and $1,162 million ($2.027 million before liquidity discount) as of June 30, 2009.

Placement Agent Warrants:

As part of the transaction costs, the Company granted to the bank acting as placement agent in the transaction warrants to purchase 188,965 shares of common stock, with a five year term and the following exercise prices: 121,765 shares at $6.57 per share and 67,200 shares at $6.87 per share. The fair value of the Placement Agent Warrants has been valued using the Black-Scholes option valuation method, using a 1.55% risk free interest rate and a 84% stock volatility at December 31, 2008 and a 1.79% risk free interest rate and a 98% stock volatility at June 30, 2009.

DAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The following table summarizes the fair value of the entire indebtedness related to the convertible debentures, Investor Warrants and Placement Agent Warrants:

In ‘000 US Dollars	Total Fair Value At Inception	Total Fair Value At Dec 31, 2008	Total Fair Value At June 30, 2009	Change in Fair Value in USD 2009 vs 2008
Convertible debt	16,110	12,388	13,003	615
Investor Warrants	3,890	545	645	100
Total	20,000	12,933	13,648	715
Placement Agent Warrants at $6.57	448	50	65	15
Placement Agent Warrants at $6.87	244	27	34	7
Total	20,692	13,010	13,747	737

The following table reflects the impact after translation in euros:

In ‘000 Euros	Total Fair Value At Inception	Total Fair Value At Dec 31, 2008	Total Fair Value At June 30, 2009	Change in Fair Value in EUR	Exchange Rate Impact
Exchange Rate (USD/EUR)	1.4548	1.3917	1.4134
Convertible debt	11,074	8,901	9,199	461	(163)
Investor Warrants	2,674	392	457	75	(10)
Total	13,748	9,293	9,656	536	(173)
Placement Agent Warrants	476	55	70	17	(2)
Total	14,224	9,348	9,726	553	(175)

7—SHAREHOLDERS’ EQUITY

7-1 Common stock
As of June 30, 2009, EDAP TMS S.A.’s common stock consisted of 10,361,556 issued shares, fully paid, and with a par value of €0.13 each. 9,937,816 of the shares were outstanding.

7-2 Pre-emptive subscription rights
Shareholders have preemptive rights to subscribe on a pro rata basis for additional shares issued by the Company for cash. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

7-3 Dividend rights
Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception.

7-4 Treasury stock
As of June 30, 2009, the 423,740 shares of treasury stock consisted of (i) 21,400 shares acquired on December 2, 1996 for €85 thousand, (ii) 352,800 shares acquired between August and December 1998 for €1,016 thousand, and (iii) 49,540 shares acquired in June and July 2001 for €150 thousand. All 423,740 shares of treasury stock have been acquired to cover outstanding stock options (see Note 7-5).

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

7-5 Stock-option plans

As of June 30, 2009, the 423,740 ordinary shares held as treasury stock were dedicated to serve stock purchase option plans as follows:

-	1,212 shares which may be purchased at a price of €1.83 per share pursuant to the exercise of options that were granted in 1999 and are outstanding;

-
52,000 shares which may be purchased at a price of €2.08 per share and 6,425 shares which may be purchased at a price of €2.02 per share pursuant to the exercise of options that were granted in 2001 and in 2002 and are outstanding; and

-	150,000 shares which may be purchased at a price of €2.60 per share pursuant to the exercise of options that were granted in 2004

As of June 30, 2009, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	June 30, 2009		December 31, 2008		December 31, 2007
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	706,725	3.51	781,625	3.51	502,162	2.36
Granted					504,088	3.99
Exercised					(183,750)	2.03
Forfeited	(25,250)	3.99	(35,000)	3.59	(7,250)	2,60
Expired			(40,900)	3.37	(33,625)	3.81
Outstanding at the end of the period	681,475	3.49	706,725	3.51	781,625	3.42
Exercisable at the end of he period	327,616	3.00	342,929	3.00	234,787	2,63
Shares purchase options available for grant on June 30	105,328	—	105,328	—	105,328	—

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at June 30, 2009:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)

3.99	471,838	8.3	3.99	117,979	3.99
2.60	150,000	4.7	2.60	150,000	2.60
2.08(1)	52,000	2.3	2.08	52,000	2.08
2.02(2)	6,425	3.0	2.02	6,425	2.02
1.83	1,212	0.5	1.83	1,212	1.83
1.83 to 3.99	681,475	3,7	3.52	327,616	3.00

(1)
All the 52,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on September 25, 2001 ($1 = € 1.085).

(2)	All the 6,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on June 18, 2002 ($1 = € 1.0545).

The Company applies FAS 123R on Share Based Payments and its related interpretations in accounting for its employee stock options.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

8—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	6 months 2009	6 months 2008
Interest income	70	76
Interest expense	(743)	(670)
Depreciation of prepaid expenses on debt grant	(235)	(235)
Changes in fair value of the Convertible Debentures	(461)	2,913
Changes in fair value of the Investor Warrants	(75)	2,477
Changes in fair value of the Placement Agent Warrants	(17)	249
Total	(1,461)	4,812

Interest expense in 2009 comprises a €655 thousand expense for the payment of the 9% interest coupon on the convertible debentures.

See Note 6 for discussion on the accounting for the convertible debentures, Investor Warrants, and Placement Agent Warrants.

9—SEGMENT INFORMATION

In July of fiscal year 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the holding company, EDAP TMS S.A., the High Intensity Focused Ultrasound division and the Urological Devices and Services division.

In January 2007, the Company announced that a fourth segment was created, named FDA, to report the on the clinical activity pursuing the FDA approval for the Ablatherm. In addition and for the purpose of a better understanding of the economic performance of each segment, all 4 segments were now reported in direct contribution method, thus taking out the Consolidation column that was previously needed to eliminate inter company flows.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Segment operating profit or loss are determined in accordance with the same policies as those described in the summary of significant accounting policies except that interest income and expense, current and deferred income taxes, are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	6 months 2009	6 months 2008
Segment operating loss	(1,789)	(2,940)
Interest income, net	(1,461)	4,812
Foreign Currency exchange (losses) gains, net	(313)	(66)
Other income, net	(1)	8
Income tax (expense) credit	(63)	184
Consolidated net loss	(3,627)	1,998

A summary of the Company’s operations by business unit is presented below for periods ending  June 30, 2009 and 2008:

	HIFU Division	UDS Division	EDAP TMS FDA	EDAP TMS Corporate	Total consolidated
6 months 2009
Sales of Goods (incl. consumables)	1,200	5,339			6,539
Sales of RPPs & Leases,	2,239	608			2,847
Sales of Spare Parts & Services	782	1,970			2,752
Total Net Sales	4,221	7,917			12,138
Other Revenues	5	34			39
Total Revenues	4,227	7,951			12,177
Gross Profit	2,426	2,875			5,301
Research & Development	(647)	(519)	(832)		(1,998)
SG&A + Depreciation	(1,952)	(2,261)	(116)	(763)	(5,091)
Non recurring profit/(expenses)
Operating income (loss)	(173)	94	(948)	(763)	(1,789)

	HIFU Division	UDS Division	EDAP TMS FDA	EDAP TMS Corporate	Total consolidated
6 months 2008
Sales of Goods (incl. consumables)	1,195	3,048			4,243
Sales of RPPs & Leases,	1,785	529			2,314
Sales of Spare Parts & Services	832	1,984			2,816
Total Net Sales	3,811	5,562			9,373
Other Revenues	62	29			92
Total Revenues	3,873	5,591			9,465
Gross Profit	2,374	1,456			3,830
Research & Development	(574)	(533)	(981)		(2,087)
SG&A + Depreciation	(1,828)	(1,764)	(40)	(1,051)	(4,682)
Non recurring profit/(expenses)
Operating income (loss)	(27)	(841)	(1,021)	(1,051)	(2,940)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

11—SUBSEQUENT EVENTS

In August 2009, one holder of Convertible Debentures elected to convert 2,892 debentures (out of a total of 20,000 (see note 6) representing a total value of $2,892 thousand. Under the terms of the Convertible Debentures, the 2,892 debentures have been converted into 440,182 new shares, using the conversion price of $6.57.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2009
EDAP TMS S.A.

/S/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER